SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
DIRECT DIAL 312-407-0744 DIRECT FAX 312-407-8566 EMAIL ADDRESS STEVE.FORBES@SKADDEN.COM	155 NORTH WACKER DRIVE CHICAGO, ILLINOIS 60606-1720 ______ TEL: (312) 407-0700 FAX: (312) 407-0411 www.skadden.com September 22, 2011

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Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Pamela Long Assistant Director

RE:	Kinetic Concepts, Inc. Form 10-Q for the Quarter Ended June 30, 2011
File No. 001-9913

Dear Ms. Long:

On behalf of Kinetic Concepts, Inc. (the “Company”), we hereby submit the Company’s response to the oral comment from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s response, dated September 7, 2011, to the second comment contained in the Staff’s letter, dated August 31, 2011, with respect to the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2011. For your convenience, we have included a summary of the oral comment below followed by the Company’s response.

September 22, 2011

Item 7. Legal Proceedings, page 38

Other Litigation, page 41

Comment: Please describe the estimated damages from the two pending qui tam matters in the Central District of California or explain why you are currently unable to quantify or estimate potential damages. Please provide your revised proposed disclosure to be included in future filings with the Commission describing these matters.

Consistent with the discussion between the Company and the Staff on September 20, 2011, we are unable to quantify or estimate potential damages at this time. Plaintiffs’ alleged damages, which are based on an unreliable damages methodology and unsupportable estimates of claims volume alleged to be in dispute, are grossly inflated. Accordingly, the complaints afford no valid basis for assessing potential exposure of the Company for damages, fines or penalties. Given the framework of the federal civil False Claims Act, a detailed patient-by-patient analysis of claims data would be required in order to determine liability and to quantify damages, fines and penalties. As discussed with the Staff, the Company’s proposed revised disclosure with respect to these matters is set forth below.

Revised Disclosure:

Other Litigation

In February 2009, we received a subpoena from the OIG seeking records regarding our billing practices under the local coverage policies of the four regional DME MACs. The Company cooperated with the OIG’s inquiry and provided substantial documentation to the OIG and the U.S. Attorneys’ office in response to its request. On May 9, 2011, the Company received notice that the U.S. Attorneys’ office had declined to intervene in qui tam actions filed against the Company on March 20, 2008 and September 29, 2008 by two former employees in the U.S. District Court, Central District of California, Western Division. These cases are captioned United States of America, ex rel. Geraldine Godecke v. Kinetic Concepts, Inc., et al. and United States of America, ex rel. Steven J. Hartpence v. Kinetic Concepts, Inc. et al. The complaints contend that KCI violated the Federal False Claims Act by billing in a manner that was not consistent with the Local Coverage Determinations issued by the DME MACs and seek recovery of monetary damages. Under the Federal False Claims Act, a defendant determined to be liable by a

September 22, 2011

court of law must pay three times the actual damages sustained by the government, plus civil penalties of between $5,500 and $11,000 for each separate false claim. Potential damages arising from these non-intervened cases are not currently probable and not reasonably estimable. These cases were originally filed under seal pending the government’s review of the allegations contained therein. Following the completion of the government’s review and their decision to decline to intervene in such suits, the live pleadings were ordered unsealed on May 3, 2011. KCI intends to vigorously defend itself in these matters, including seeking the dismissal of these suits.

Company Acknowledgement

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

September 22, 2011

After you have had the opportunity to review these responses, please do not hesitate to contact me at (312) 407-0744. Facsimile transmissions may be sent to me at (312) 407-8566.

Very truly yours,

/s/ Steven H. Forbes
Steven H. Forbes

cc: Chambre Malone

Securities and Exchange Commission